Form 10-K, Exhibit 13
period 1995-12-31
ORANGE NATIONAL BANCORP
filed 1996-04-01
CIK 801443

INDEPENDENT AUDITOR'S REPORT




To the Board of Directors
Orange National Bancorp
Orange, California


We have audited the accompanying consolidated balance sheets of Orange National Bancorp and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orange National Bancorp and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.








McGladrey & Pullen, LLP
McGLADREY & PULLEN, LLP





Anaheim, California
January 24, 1996

         ORANGE NATIONAL BANCORP CONSOLIDATED BALANCE SHEETS
December 31, 1995 and 1994

<CAPTION
ASSETS                                           1995                     1994
Cash and due from banks (Note 2)          $22,929,660              $15,394,879
Securities (Note 3):
  Held-to-maturity securities (fair value 1995 $12,595,011;1994 $20,567,668)
                                           12,652,817               21,903,980
  Available-for-sale securities            26,908,298               19,247,771
Federal funds sold                         18,500,000               28,215,000
Loans, net of allowance for credit losses 1995 $1,512,544; 1994 $1,465,000
     (Notes 4, 5 and 12)                  112,724,034              112,703,283
Bank premises and equipment, net (Note 6)   5,526,577                5,386,679
Other real estate owned, net (Note 5)       3,784,482                2,007,899
Accrued interest receivable                 1,167,707                1,068,744
Cash value of life insurance                3,514,896                   -
Other assets                                  219,553                  582,215
                                         $207,928,024             $206,510,450

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Deposits (Notes 3 and 7):
       Noninterest bearing demand         $70,237,126              $68,358,671
          Interest bearing:
               Demand                      91,698,505               95,972,857
               Savings                     12,456,884               13,875,405
               Time certificates of deposits of $100,000 or more
                                            6,632,038                5,162,248
               Other time                   7,966,817                7,036,672

                    Total deposits        188,991,370              190,405,853

     Accrued interest payable and other liabilities
                                            1,674,757                1,322,395

                    Total liabilities     190,666,127              191,728,248

Commitments and Contingencies (Notes 9 and 11)

Stockholders' Equity (Notes 10 and 13)
     Common stock, no par value or stated value; 20,000,000 shares authorized, 1995 1,933,571; 1994 1,839,116 issued and outstanding
                                            7,509,888                6,848,120
     Retained earnings                      9,920,549                8,513,693
     Unrealized (loss) on available-for-sale securities, net (Note 3)
                                             (168,540)                (579,611)

          Total stockholders' equity       17,261,897               14,782,202
                                         $207,928,024             $206,510,450

<PAGE
ORANGE NATIONAL BANCORP CONSOLIDATED STATEMENTS OF INCOME
            Years Ended December 31, 1995, 1994 and 1993

<CAPTION
                               1995               1994           1993
Interest Income
     Loans                 $12,953,799         $11,479,904         $11,022,025
     Securities              2,470,549           1,605,738             435,578
     Federal funds sold      1,146,474             821,299             805,234
     Deposits in other financial institutions
                                     -                 565             152,689
          Total interest income
                            16,570,822          13,907,506          12,415,526
Interest Expense, deposits   3,140,658           2,507,412           2,623,278
        Net interest income 13,430,164          11,400,094           9,792,248
Provision for credit losses (Note 5)
                               320,000             297,907             393,740
          Net interest income after provision for credit losses
                            13,110,164          11,102,187           9,398,508
Other Income
     Service charges on deposit accounts
                             1,112,918           1,173,022             811,966
     Fees for other customer services
                               666,802             718,236             799,599
     Gain on sale of loans     754,766             651,620             539,224
     Other                     246,290              68,916             128,202
                             2,780,776           2,611,794           2,278,991
Other Expenses
  Salaries, wages and employee benefits
                             6,251,351           6,148,077           6,016,538
  Occupancy expense (Note 9) 1,104,460           1,106,871           1,019,031
     Data processing expense 1,069,909           1,154,260           1,174,424
     Furniture and equipment expense
                               706,584             572,628             538,290
     Promotion expense         467,519             366,318             359,580
     Legal and professional services
                               507,354             603,782             551,237
     Insurance                 427,928             592,694             538,564
     Stationery and supplies   278,925             252,576             291,616
     Telephone and postage     373,674             344,234             270,344
     Other real estate owned (Note 5)
                               424,907             160,675             275,164
     Other                     574,839             659,748             709,510
                            12,187,450          11,961,863          11,744,298
          Income (loss) from continuing operations before income taxes
                             3,703,490           1,752,118             (66,799)
Income tax expense (credits) (Note 8)
                             1,179,000             692,200            (523,800)
          Income from continuing operations
                             2,524,490           1,059,918             457,001
(Loss) from discontinued operations (Note 17)
                                    -             (224,432)           (258,115)
          Net income        $2,524,490            $835,486            $198,886
Earnings per share from continuing operations
                                 $1.30               $0.55               $0.24
Earnings per share               $1.30               $0.43               $0.10
Weighted average number of shares
                             1,941,286           1,931,072           1,931,072

ORANGE NATIONAL BANCORP CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

            Years Ended December 31, 1995, 1994 and 1993

                                                  Unrealized
                                                  Gain (Loss)
                                                  Available-
                 Common Stock               Retained  For-Sale
               Shares    Amount         Earnings  Securities          Total
Balance, December 31, 1992
             1,839,116   $6,848,120    $7,571,277         $-       $14,419,397
  Net income       -           -          198,886          -           198,886
     Change in accounting for securities available-for-sale, net
                   -           -             -       (75,089)          (75,089)
Balance, December 31, 1993
             1,839,116    6,848,120     7,770,163    (75,089)       14,543,194
  Net income       -           -          835,486          -           835,486
     Cash dividend paid ($.05 per share)
                   -           -          (91,956)         -           (91,956)
     Net change in unrealized (loss) on
          available-for-sale securities (Note 3)
                   -           -             -       (504,522)        (504,522)
Balance, December 31, 1994
             1,839,116    6,848,120     8,513,693    (579,611)      14,782,202
   Net income      -           -        2,524,490           -        2,524,490
     Cash dividend paid ($.25 per share)
                   -           -         (473,943)          -         (473,943)
     Stock dividend paid (5% per share)
                91,955      643,691      (643,691)          -               -
 Exercise of stock options
                 2,500       18,077          -              -           18,077
     Net change in unrealized gain(loss) on
          available-for-sale securities (Note 3)
                   -           -             -        411,071          411,071
Balance, December 31, 1995
             1,933,571   $7,509,888    $9,920,549   $(168,540 )    $17,261,897

<PAGE
ORANGE NATIONAL BANCORP CONSOLIDATED STATEMENTS OF CASH FLOWS
            Years Ended December 31, 1995, 1994 and 1993

                                              1995          1994          1993
Cash Flows from Operating Activities
     Net income                         $2,524,490      $835,486      $198,886
     Adjustments to reconcile net income to net cash
          provided by operating activities:
          Depreciation and amortization    535,474       448,448       410,836
          Provision for credit losses      320,000       297,907       393,740
          Provision for of other real estate owned losses
                                           303,561        31,612            -
          Proceeds from loan sales       5,428,822    19,073,450    12,209,773
          Deferred income taxes (benefits)(309,000)      338,000       687,000
          (Gain) on sale of loans         (754,766)     (759,837)     (567,704)
          Originations of loans held for sale
                                        (4,674,056)  (18,313,613)  (11,642,069)
          (Increase) decrease in other assets
                                           263,699     1,627,086      (513,807)
          Increase (decrease) in other liabilities
                                           398,577       137,036      (967,864)
                    Net cash provided by operating activities
                                         4,036,801     3,715,575       208,791
Cash Flows from Investing Activities
     Net (increase) decrease in interest bearing deposits in
          other financial institutions          -        198,000      (168,000)
     Purchase of securities to be held-to-maturity
                                                -    (11,090,000)          -
     Proceeds from maturities of securities held-to-maturity
                                         4,400,000     5,090,000     1,000,000
     Purchase of available-for-sale securities
                                       (16,883,874)   (7,829,879)  (28,055,225)
     Proceeds from sales of available-for-sale securities
                                        14,748,366             -            -
     Change in loans made to customers, net
                                        (3,261,938)   (1,301,330)    1,644,099
     Net (increase) decrease in federal funds sold
                                         9,715,000       800,000     2,985,000
     Purchase of life insurance         (3,514,896)            -             -
     Proceeds from sale of other real estate owned
                                           841,043             -             -
    Purchases of bank premises and equipment
                                          (675,372)     (315,431)     (309,253)
          Net cash provided by (used in) investing activities
                                         5,368,329   (14,448,640)  (22,903,379)
Cash Flows from Financing Activities
     Net increase (decrease) in deposits(1,414,483)   12,834,554    18,453,261
     Proceeds from exercise of stock options18,077             -             -
     Dividends paid                       (473,943)      (91,956)            -
          Net cash provided by (used in) financing activities
                                        (1,870,349)   12,742,598    18,453,261
          Increase (decrease) in cash and due from banks
                                         7,534,781     2,009,533    (4,241,327)
Cash and Due from Banks
     Beginning                          15,394,879    13,385,346    17,626,673
     Ending                            $22,929,660   $15,394,879   $13,385,346

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Banking Activities and Summary of Significant Accounting Policies

Nature of Operations _
Orange National Bancorp is a bank holding company which provides a full range of banking services to its commercial and consumer customers through six branches located in Orange County, California.

The Company grants commercial, residential and consumer loans to customers, substantially all of whom are middle-market businesses or residents. The Company's business is concentrated primarily in Orange County, California, and the loan portfolio includes a significant credit exposure to the real estate industry of this area. As of December 31, 1995, real estate related loans accounted for approximately 55% of total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%.

The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Company's policy requires that collateral be obtained on substantially all loans. Such collateral is primarily first trust on property.

Use of estimates in the preparation of financial statements _
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation _
The consolidated financial statements include the accounts of Orange National Bancorp and its wholly-owned subsidiary Orange National Bank. These entities are collectively referred to herein as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and due from banks and federal funds sold _
For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks. Cash flows from loans originated by the Company, deposits and federal funds purchased and sold are reported net.

The Company maintains amounts due from banks which exceed federally insured limits. In addition, federal funds sold were placed with two financial institutions. The Company has not experienced any losses in such accounts.

Held-to-maturity securities _
Securities classified as held-to-maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives. The sale of a security within three months of its maturity date or after at least 85% of the principal outstanding has been collected is considered a maturity for purposes of classification and disclosure.

Note 1. Nature of Banking Activities and Summary of Significant Accounting Policies, continued

Available-for-sale securities _
Securities classified as available-for-sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available-for-sale are carried at fair value. Unrealized gains or losses, net of the related deferred tax effect, are reported as increases or decreases in stockholders' equity. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Transfers _
Transfers of debt securities into the held-to-maturity classification from the available-for-sale classification are made at fair value on the date of transfer
 . The unrealized holding gains or losses on the date of transfer are retained as a separate component of stockholders' equity and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining contractual lives of the securities by the interest method.

Loans _
Loans are stated at the amount of unpaid principal, reduced by unearned fees and allowance for loan losses.

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior loan loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Office of the Comptroller of the Currency
 (OCC), as an integral part of their examination process, periodically reviews the Company's allowance for credit losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.
<PAGE
Note 1. Nature of Banking Activities and Summary of Significant Accounting Policies, continued

Interest and fees on loans _
Interest on loans is recognized over the terms of the loans and is calculated using the simple-interest method on principal amounts outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Generally interest income is not subsequently recognized until all principal amounts are received.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is generally amortizing these amounts over the contractual life.

Sales of loans _
The Company sells loans to a transfer agent to provide funds for additional lending and to generate servicing income. Under such agreements, the Bank continues to service the loans and the buyer receives the principal collected together with interest. Loans held for sale are valued at the lower of cost or market value.

Gains and losses on sales of loans are recognized at the time of sale and are calculated based on the difference between the selling price and the book value of loans sold. Any inherent risk of loss on loans sold is transferred to the buyer at the date of sale.

Bank premises and equipment _
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the following estimated useful lives: Buildings and leasehold improvements
 4 to 28 years; equipment and furnishings 5 to 10 years.

Improvements to leased property are amortized over the lesser of the term of the lease or life of the improvements.

Other real estate owned _
Other real estate owned (OREO) represents properties acquired through foreclosure or other proceedings. OREO is held for sale and is recorded at the lower of the carrying amounts of the related loans or the estimated fair value of the properties less estimated costs of disposal. Any write-down to estimated fair value less cost to sell at the time of transfer to OREO is charged to the allowance for credit losses. Property is evaluated regularly by management and reductions of the carrying amount to estimated fair value less estimated costs to dispose are recorded as necessary. Depreciation is recorded based on the recorded amount of depreciable assets after they have been owned for one year. Depreciation and additions to or reductions from valuation allowances are recorded in income.

Note 1. Nature of Banking Activities and Summary of Significant Accounting Policies, continued

Income taxes _
Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair value of financial instruments _
Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction at either
December 31, 1995 or 1994. The estimated fair value amounts for 1995 and 1994 have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The information in Note 15 should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company's assets.

This disclosure of fair value amounts does not include the fair values of any intangibles, including core deposit intangibles or mortgage servicing rights.

Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company's disclosures and those of other banks may not be meaningful.


The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments _


     Cash and short-term instruments _
     The carrying amounts reported in the consolidated balance sheets for cash and due from banks, interest bearing deposits and federal funds sold approximate their fair values.

     Securities _
     Carrying amounts approximate fair values for securities available-for-sale. Fair values for securities are based on quoted market prices when available. For certain mortgage backed securities, the Company utilizes a broker to determine fair value. This broker obtains estimates of fair value from up to three pricing services which estimate fair value based on prices for several securities or as pricing matures. There is no guarantee that the prices obtained for these methods can be realized upon ultimate sale of the security.

Note 1. Nature of Banking Activities and Summary of Significant Accounting Policies, continued

     Loans _
     For variable-rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. At December 31, 1995 and 1994, variable rate loans comprised approximately 85% of the loan portfolio. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Prepayments prior to the repricing date are not expected to be significant. Loans are expected to be held-to-maturity and any unrealized gains or losses are not expected to be realized.

     Off-balance sheet instruments _
     Fair values for off-balance sheet instruments (guarantees, letters of credit and lending commitments) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

     Deposit liabilities _
     Fair values disclosed for savings and demand deposits equal their carrying amounts, which approximate the amount payable on demand. The carrying amounts for variable-rate money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits. Early withdrawals of fixed-rate certificates of deposit are not expected to be significant.

     Accrued interest receivable and payable _
     The fair values of both accrued interest receivable and payable approximate their carrying amounts.

Earnings per share _
Earnings per share of common stock are based on the weighted average number of common shares and common equivalent shares outstanding.

Financial Instruments _
The Company has purchased collaterialized mortgage obligations (CMO's) which are derivative financial instruments. These financial instruments are held for purposes other than trading. The Company has no off-balance sheet derivative financial instruments.

Note 1. Nature of Banking Activities and Summary of Significant Accounting Policies, continued

Accounting by Creditors for Impairment of a Loan _
On January 1, 1995, the Company adopted Financial Accounting Standards Board
(FASB) Statement No. 114, Accounting by Creditors for Impairment of a Loan, as amended by FASB Statement No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. There was no effect on the Company's financial statements for this change, which generally requires impaired loans to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The entire change in the present value of expected future cash flows is recorded as an increase or decrease in provision for credit losses. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Generally, interest income is not recognized until all principal amounts are received. At January 1, 1995, the Bank has classified $3,409,000 of its loans as impaired with a specific loss reserve of $404,000.

Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of _
In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Statement
No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Statement No. 121 will first be required for the
 Company's year ending December 31, 1996. Based on its preliminary analysis, the Bank does not anticipate that the adoption of Statement No. 121 will have a material impact on the financial statements.

Accounting for Stock-Based Compensation _
In 1995 the FASB issued Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123, establishes financial accounting and reporting standards for stock-based employee compensation plans such as a stock purchase plan. The Statement generally suggests, but does not require, stock-based compensation transactions be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. An enterprise may continue to follow the requirements of Accounting Principles Board (APB) Opinion No. 25, which does not require compensation to be recorded if the consideration to be received is at least equal to the fair value at the measurement date. If an enterprise elects to follow APB Opinion No. 25, it must disclose the pro forma effects on net income as if compensation were measured in accordance with the suggestions of Statement No. 123. The Company has determined that it will continue to follow APB Opinion No. 25, therefore, adoption of this pronouncement in 1996 is not expected to have a material impact on the financial statements.

Note 2.   Restrictions on Cash and Due from Banks

The Company is required to maintain reserve balances in cash or on deposit with Federal Reserve Banks. The total of those reserve balances was approximately $3,053,000 as of December 31, 1995.

Note 3.   Securities

Effective December 31, 1993, the Company adopted FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The effect of adopting this Statement was to decrease stockholders' equity by $75,089, net of applicable deferred taxes to adjust the carrying value of the portfolio of securities available-for-sale to market.

Carrying amounts and fair values of securities being held-to-maturity as of December 31, 1995 and 1994 are summarized as follows:

                              Amortized     Unrealized Unrealized   Fair
                              Cost          Gains      Losses       Values
                                         1995
Mortgage-backed securities    $12,479,146    $5,416    $(63,222)   $12,421,340
Other                             173,671         -           -        173,671
                              $12,652,817    $5,416    $(63,222)   $12,595,011
                                         1994
U.S. Treasury securities and obligations
     of other U.S. Government corporations and agencies
                               $8,872,885      $  -   $(223,658)    $8,649,227
Mortgage-backed securities     12,857,424         -  (1,112,654)    11,744,770
Other                             173,671         -           -        173,671
                              $21,903,980      $  - $(1,336,312)   $20,567,668

Securities being held-to-maturity with a carrying amount of $4,006,440 at December 31, 1995 were pledged as collateral on public deposits and for other purposes as required or permitted by law. No securities at December 31, 1994 were pledged as collateral.

Carrying amounts and fair values of available-for-sale securities as of December 31, 1995 and 1994 are summarized as follows:

                             Amortized  Unrealized  Unrealized      Fair
                             Cost       Gains       Losses          Values
                                        1995
U.S. Treasury securities and obligations
     of other U.S. Government corporations and agencies
                            $24,984,083   $72,382    $(142,243)    $24,914,222
Mortgage-backed Securities    2,018,380         -      (24,304)      1,994,076
                            $27,002,463   $72,382    $(166,547)    $26,908,298
                                        1994
U.S. Treasury securities and obligations
     of other U.S. Government corporations and agencies
                            $15,939,548    $    -    $(563,017)    $15,376,531
Mortgage-backed securities    4,024,160         -     (152,920)      3,871,240
                            $19,963,708    $    -    $(715,937)    $19,247,771

Available-for-sale securities with a carrying amount of $3,991,010 and $4,013,226 at December 31, 1995 and 1994, respectively were pledged as collateral on public deposits and for other purposes as required or permitted by law.

The amortized cost and fair value of investment securities as of December 31, 1995 by contractual maturities are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                             Held-to-Maturity         Available-for-Sale
                         Amortized      Fair        Amortized     Fair
                         Cost           Value       Cost          Value
Due in one year or less       $  -      $    -      $26,000,000     $6,003,838
Due after one year through five years
                                 -         -         18,984,083     18,910,384
Mortgage-backed securities  12,479,146   12,421,340   2,018,380      1,994,076
Other                          173,671      173,671            -            -
                           $12,652,817  $12,595,011  $27,002,463   $26,908,298

On March 31, 1994, the Company transferred certain securities from available-for-sale to held-to-maturity. The amortized cost and fair value of the securities at the date of the transfer were $5,971,740 and $5,701,014, respectively. Amortized cost of held-to-maturity securities is presented net of approximately $192,000 of unrealized loss on the securities transferred from available-for-sale.

On December 29, 1995, the Company reassessed the appropriateness of the classification of all securities in accordance with the issuance of Financial Accounting Standards Board Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities. As a result, the Company transferred debt securities at their fair value of $4,995,483 on December 29, 1995 previously classified as held-to-maturity into available-for-sale securities and recorded an unrealized holding loss of $3,827.

Note 4.   Loans

The composition of the Company's loan portfolio is as follows:

                                        1995           1994
     Real Estate Loans
          Construction                  $243,402     $2,298,027
          Commercial                  61,563,940     61,656,242
                                      61,807,342     63,954,269
     Commercial and industrial loans  41,686,636     41,799,764
     Loans to individuals             10,343,229      9,386,265
     Other                             1,206,759        177,080
                                     115,043,966 115,317,378

     Deduct
          Unearned net loan fees and premiums
                                        (807,388)    (1,149,095)
          Allowance for loan losses   (1,512,544)    (1,465,000)
                                    $112,724,034 $112,703,283

Note 4.   Loans, continued

Impairment of loans having recorded investments of $1,859,634 at December 31, 1995 has been recognized in conformity with FASB Statement No. 114 as amended by FASB Statement No. 118. The total allowance for credit losses related to these loans was $390,031 on December 31, 1995. Impaired loans for which there is no related allowance for credit losses at December 31, 1995 is
 $217,260. Average recorded investment for all impaired loans during 1995 was $2,634,317. Interest income of approximately $284,000 was recognized on impaired loans in 1995 of which an insignificant amount was recognized using a cash-basis method of accounting during the time within that period that the loans were impaired.

As of December 31, 1995 and 1994, the Company had loans totaling approximately
$3,055,000 and $3,163,000, respectively, on which income was not currently being accrued due to their delinquent status. Interest income which would have been earned on such nonaccrual loans was approximately $205,000, $169,000 and $210,000 for the years ended December 31, 1995, 1994 and 1993, respectively.
The Company's policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to undertake.

Loans serviced _
The Company serviced approximately $56,530,000 and $58,350,000 of loans for others as of December 31, 1995 and 1994, respectively, which are not included in the accompanying balance sheets.

Note 5.   Allowance for Credit Losses and Reserve for Other Real Estate Owned

Changes in the allowance for credit losses are as follows:

                                                                           <C.
                                            1995           1994           1993
Balance, beginning                    $1,465,000     $1,524,329     $1,425,000
     Provision charged to expense        320,000        297,907        393,740
     Recoveries of amounts charged off   115,342        131,251         70,329
     Amounts charged off                (387,798)      (488,487)      (364,740)
Balance, ending                       $1,512,544     $1,465,000     $1,524,329

     Changes in the reserve for other real estate owned are as follows:
                                            1995           1994           1993
Balance, beginning                    $   31,612         $    -          $   -
     Provision charged to other real estate expense
                                         303,561         31,612              -
     Disposed of other real estate owned (34,489)             -              -
Balance, ending                       $  300,684     $   31,612         $    -

Note 6.   Bank Premises and Equipment

The major classes of bank premises and equipment and the total accumulated depreciation and amortization are as follows:

                                                      <C.
                                                     1995           1994
     Land                                           $1,100,000     $1,100,000
     Buildings and leasehold improvements            4,384,645      4,155,251
     Equipment and furnishings                       3,132,999      2,729,040
                                                     8,617,644      7,984,291
     Less accumulated depreciation and amortization  3,091,067      2,597,612
                                                    $5,526,577     $5,386,679

Note 7.   Deposits and Concentrations

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000 was approximately $6,632,000 and $5,162,000 in 1995 and 1994, respectively. At December 31, 1995, substantially all certificates of deposits mature within one year.

As of December 31, 1995, the Company has deposit concentrations of approximately $28,158,000 from four customers.

Note 8.   Income Taxes

The cumulative tax effects of the primary temporary differences are shown in the following table:

                                                        1995           1994
Deferred Tax Assets
     Loan loss allowances                             $378,000       $357,000
     Deferred compensation accruals                    165,000        138,000
     Deferred loan fees                                 93,000        100,000
     Acquired net operating loss carryforward           94,000        101,000
     Alternative minimum tax credit                        -          178,000
     Unrealized loss on available-for-sale securities  118,000        388,000
     Other real estate allowance                       125,000         26,000
     State income taxes                                133,000            -

               Total deferred tax assets            $1,106,000     $1,288,000

Deferred tax liability, property and equipment         632,000        640,000

               Subtotal                               $474,000       $648,000

Valuation allowance for deferred tax assets            165,000        648,000

               Net deferred tax assets                $309,000       $    -

The Company recorded valuation allowances on deferred tax assets in excess of deferred tax liabilities at December 31, 1995 and 1994, due to the uncertainty of future taxable income and reversal patterns of temporary differences. Management believes that the remaining deferred tax assets are more likely than not, to be realized.

The provision for income taxes charged to operations consists of the following:

                                             1995         1994            1993
Current tax expense (benefit)         $1,488,000     $354,200       $(710,800)
Deferred tax expense (benefit)          (309,000)     338,000         687,000
Benefit resulting from the removal of a loss contingency
                                              -           -          (500,000)
                                      $1,179,000     $692,200       $(523,800)

Note 8.   Income Taxes, continued

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income as follows:

                                                                         <C.
                                           1995         1994            1993
Computed "expected" tax expense (benefit)
                                     $1,296,000     $613,200        $(23,400)
Increase (decrease) in income taxes resulting from:
     State income taxes, net of federal tax benefit
                                        278,000      105,000         (36,200)
     Change in valuation allowance     (483,000)     (10,000)           -
     Benefit resulting from the removal of a loss contingency
                                               -         -          (500,000)
     Other                               88,000      (16,000)         35,800
                                     $1,179,000     $692,200       $(523,800)

Note 9.   Commitments and Contingencies

Contingencies _
In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Financial instruments with off-balance sheet risk _
The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the contract amount of the Company's exposure to off-balance sheet risk as of December 31, 1995 and 1994 is as follows:

                                           1995                1994
Commitments to extend credit            $23,739,000         $24,319,000
Standby letters of credit                 1,533,000             477,250
                                        $25,272,000         $24,796,250

Commitments to extend credit _
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. If deemed necessary upon extension of credit, the amount of collateral obtained is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit _
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary. At December 31, 1995, all of the standby letters of credit were collateralized.

Lease commitments _
The Company leases certain branch facilities and equipment from nonaffiliates under operating leases expiring at various dates through September 2004. The following is a schedule of future minimum rental payments under these leases are as follows: 1996 $578,000; 1997 $429,000; 1998 $343,000; 1999 $ 303,000;
2000 $ 257,000; thereafter $1,273,000; total $3,183,000. Annual rent expense under these leases and other month-to-month leases for the years ended December 31, 1995, 1994 and 1993, was approximately $ 771,000, $793,000 and
$656,000, respectively.

In March 1995, the Company contracted with a data processing center to provide computer services. The contract expires in March 2001. Should the Bank terminate the contract prior to the expiration date, the Company is subject to a penalty in the amount of 25% of the amounts that would have been paid to the center for the remainder of the contract term. The expense under this contract for the nine months ended December 31, 1995 was approximately
$500,000.

Note 10.  Stock Option Plans

The Company maintains a compensatory incentive stock option plan in which options to purchase shares of the Company's common stock are granted at the Board of Directors' discretion to certain management and other key personnel. The Plan was originally established for a maximum of 193,106 shares of the Company's common stock. Purchase prices associated with the options range from $5.78 to $6.29 and are based on the fair market value of the Company's stock at the time the option is granted. The options, if not exercised, will expire 5 years from the date they were granted. Other pertinent information relating to the Plan follows:

                                             1995      1994      1993
Under option, beginning of year            47,500    41,000       -
     Granted                               20,000     6,500    41,000
     Canceled                              (5,500)      -         -
     Effect of 5% stock dividend            3,100       -         -
     Exercised                             (2,500)      -         -
Under option, end of year                  62,600    47,500    41,000

Options exercisable, end of year           62,600    47,500    41,000
Available to grant, end of year           128,006   136,411   142,911
Average price under option, end of year     $5.89     $6.07     $6.07
Average price of options granted,
     during the year                        $6.17     $6.09     $6.07

Note 11.  Employee Benefit Plans

Salary deferral 401(k) plan _
The Company has a salary deferral 401(k) plan for all employees who have completed one year of service. The Bank contributes matching funds at its option which amounted to $97,000 and $101,000 for 1995 and 1994, respectively.

Contingency contract _
In January 1996, the Company entered into a contingency contract, with the Chief Executive Officer and Chief Financial Officer of the Company, which provides for benefits in the event that the Company experiences a merger, acquisition, or other act wherein they are not retained in similar position with the surviving
 Company.

Note 12.  Loans and Other Transactions With Related Parties

Stockholders of the Company, and officers and directors, including their families and companies of which they are principal owners, are considered to be related parties. These related parties were loan customers of, and had other transactions with, the Company in the ordinary course of business. In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with nonrelated parties.

Total loans to related parties were approximately $2,832,606 and $2,829,182 at December 31, 1995 and 1994, respectively. The activity in such loans is as follows:

                                             1995                1994
Balance, beginning                     $2,829,182          $2,550,204
     New loans, including renewals      4,356,000             505,764
     Repayments                        (4,352,576)           (226,786)
Balance, ending                        $2,832,606          $2,829,182

None of these loans are past due, nonaccrual, or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 1995 and 1994.

Note 13.  Regulatory Capital Requirements

The subsidiary bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory _ and possibly additional discretionary _ actions by regulators that, if undertaken, could have a direct material effect on the bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve qualitative measures of the bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1995, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1995, the most recent notification from the Office of the Comptroller of the Currency (OCC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that management believes have changed the institution's category.

The bank's actual capital amounts and ratios are presented in the following table (in thousands of dollars):

                                                                  <C.
                   Actual       For Capital        To Be WellCapitalized Under
                                Adequacy Purposes  Prompt Corrective
                                                   Action Provisions

                   Amount  Ratio   Amount    Ratio    Amount       Ratio

As of December 31, 1995:

Total Capital (to
Risk Weighted Assets)$18,388 12.8%  $11,491   8.0%    $14,364      10.0%

Tier 1 Capital (To
Risk Weighted Assets $16,876 11.7%  $5,746   4.0%  $  8,618       6.0%

Tier 1 Capital (to
Average Assets)      $16,876  8.2%  $8,277   4.0%   $10,346       5.0%

As of December 31, 1994:

Total Capital (to
Risk Weighted Assets)$16,444 11.9%  $11,016  8.0%   $13,771       10.0%

Tier 1 Capital (to
Risk Weighted Assets)$14,979 10.9%   $5,508  4.0%    $8,262        6.0%

Tier l Capital (to
Average Assets)      $14,979  7.7%   $7,745  4.0%    $9,681        5.0%

The Company's capital amounts and ratios are substantially the same as the amounts presented above.

Note 14.  Statement of Cash Flows

                                                                  <C.
                                        1995          1994          1993
Supplemental Disclosures of Cash Flow Information
     Cash payments (receipts) for:
          Interest                 $3,035,412     $2,526,592     $2,669,179

          Income taxes             $2,005,247     $ (630,034)    $   97,887

     Disposition of Other Real Estate Owned, financed
          by loans from the Company  $272,776     $         -    $       -

Note 15.  Fair Values of Financial Instruments

The fair values of the Company's financial instruments are as follows:
                                     1995                 1994

                         Carrying                      Carrying
                           Amount    Fair Value          Amount    Fair Value
Financial Assets
     Cash and short-term investments
                      $22,929,660    $22,929,660    $15,394,879    $15,394,879
     Securities        39,561,115     39,503,309     41,151,751     39,815,529
     Loans, net       112,724,034    114,468,551    112,703,283    112,516,467
     Accrued interest receivable
                        1,167,707      1,167,707      1,068,744      1,068,744
    Federal funds sold 18,500,000     18,500,000     28,215,000     28,215,000

Financial Liabilities, deposits
                      188,991,370    188,999,119    190,405,853    190,409,037

Fair value of commitments _
The estimated fair value of fee income on letters of credit at December 31, 1995 and 1994, is insignificant.


Note 16.  Parent Company Only Condensed Statements

                      CONDENSED BALANCE SHEETS
                             (in 000's)

>CAPTION>
                                      1995      1994
Assets
     Cash                               $207      $205
     Investment in subsidiaries       16,877    14,399
     Other assets                        178       178

                                     $17,262   $14,782

     Stockholders' equity            $17,262   $14,782

                   CONDENSED STATEMENTS OF INCOME
                             (in 000's)

                                                    1995    1994      1993
Operating income, dividends from subsidiaries       $474    $224      $165

Expenses, professional fees                           16       -         -
     Income before equity in subsidiary
          undistributed income                       458     224       165

Equity in net income of subsidiary                 2,066     611        34

          Net income                              $2,524    $835      $199

                 CONDENSED STATEMENTS OF CASH FLOWS
                             (in 000's)

                                                 1995    1994      1993
Cash Flows from Operating Activities
  Net income                                   $2,524    $835      $199
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Equity in net income of subsidiaries      (2,066)   (611)      (34)
     Decrease in other assets                       -     149         -

       Net cash provided by operating activities  458     373       165

Cash Flows from Investing Activities, net cash
  (used in) capital contributed to subsidiary       -    (120)     (140)
Cash Flows from Financing Activities
  Exercise of stock options                        18       -         -
  Dividends paid                                 (474)    (92)        -
     Net cash (used in) financing activities     (456)    (92)        -
     Increase in cash and due from banks            2     161        25

Cash and Due from Banks
  Beginning                                       205      44        19
  Ending                                         $207    $205       $44
Supplemental Disclosures of Cash Flow Information,
  cash payments for income taxes               $2,005   $(630)      $98

Note 17.  Discontinued Operations

The Company and its subsidiary operate primarily in the banking industry. Operations in the banking industry involve a variety of banking and financial services. In 1993, the Company began a mortgage banking division which consisted of origination of mortgage loans, sale of mortgage loans in the secondary market and servicing of mortgage loans. During 1994, the Company ceased its mortgage banking operations and there was no gain or loss on the disposal of the segment. Segment information for the year ended
December 31, 1994 and 1993 is presented on the following table:

                                                   Mortgage
(Dollar amounts in thousands)            Banking    Banking  Consolidated
1994:
     Unaffiliated revenue                $16,544       $512      $17,056

     Income (loss) before income taxes    $1,752      $(372)      $1,380

     Identifiable assets                $206,510       $-       $206,510

1993:
     Unaffiliated revenue               $14,694       $637       $15,331

     (Loss) before income taxes            $(67)     $(429)        $(496)

     Identifiable assets               $191,089     $2,201      $193,290

Income tax (credits) allocated to the loss on discontinued operations were $(148,000) and $(171,000) in 1994 and 1993, respectively.