Form 10-K, Exhibit 13
period 1996-12-31
ORANGE NATIONAL BANCORP
filed 1997-04-01
CIK 801443

INDEPENDENT AUDITOR'S REPORT


  To the Board of Directors
  Orange National Bancorp
  Orange, California


  We have audited the accompanying consolidated balance sheets of Orange National Bancorp and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orange National Bancorp and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.









  Anaheim, California
    January 17, 1997
    ORANGE NATIONAL BANCORP CONSOLIDATED BALANCE SHEETS
                  December 31, 1996 and 1995

                                      ASSETS                                          1996      1995
Cash and due from banks (Note 2)                 $19,635,829    $22,929,660
Securities (Note 3):
     Held-to-maturity securities (fair value 1996 $11,018,288; 1995 $12,595,011)
                                                  11,111,231     12,652,817
     Available-for-sale securities                28,899,373     26,908,298
Federal funds sold                                26,800,000     18,500,000
Loans, net of allowance for credit losses 1996 $1,369,288; 1995 $1,512,544
     (Notes 4, 5 and 12)                         118,991,170    112,724,034
Bank premises and equipment, net (Note 6)          5,212,594      5,526,577
Other real estate owned, net (Note 5)              2,445,955      3,784,482
Accrued interest receivable                        1,352,331      1,167,707
Cash value of life insurance                       3,717,225      3,514,896
Other assets (Note 8)                                               679,661   219,553
                                                 218,845,369    207,928,024

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
     Deposits (Note 7):
          Noninterest bearing demand             $77,828,911    $70,237,126
          Interest bearing:
               Demand                             92,176,073     91,698,505
               Savings                            10,935,397     12,456,884
               Time certificates of deposits of $100,000 or more
                                                   8,808,554      6,632,038
               Other time                          8,614,818      7,966,817

                    Total deposits               198,363,753    188,991,370

Accrued interest payable and other liabilities     1,525,629      1,674,757

                    Total liabilities            199,889,382    190,666,127

Commitments and Contingencies (Notes 9 and 11)

Stockholders' Equity (Notes 10 and 13)
     Common stock, no par value or stated value; 20,000,000 shares authorized;
          1996 1,952,671; 1995 1,933,571 issued and outstanding
                                                   7,675,505      7,509,888
     Retained earnings                            11,403,180      9,920,549
     Unrealized (loss) on available-for-sale securities, net (Note 3)
                                                   (122,698)      (168,540)

          Total stockholders' equity              18,955,987     17,261,897
                                                 218,845,369    207,928,024

See Notes to Consolidated Financial Statements.

ORANGE NATIONAL BANCORPCONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1996, 1995 and 1994
                                         1996           1995           1994

Interest Income
     Loans                        $11,712,351    $12,953,799    $11,479,904
     Securities                     2,627,308      2,470,549      1,605,738
     Federal funds sold             1,554,410      1,146,474        821,864

          Total interest income    15,894,069     16,570,822     13,907,506

Interest Expense, deposits          3,519,428      3,140,658      2,507,412

          Net interest income      12,374,641     13,430,164     11,400,094
Provision for Credit Losses (Note 5)  205,000        320,000        297,907

Net interest income after provision for credit losses
                                   12,169,641     13,110,164     11,102,187
Other Income
     Service charges on deposit accounts
                                    1,169,304      1,112,918      1,173,022
     Fees for other customer services 616,357        666,802        718,236
     Gain on sale of loans            560,372        754,766        651,620
     Increase in cash value of life insurance
                                      183,113              -              -
     Other                                           184,240        246,290    68,916
                                    2,713,386      2,780,776      2,611,794
Other Expenses
     Salaries, wages and employee benefits
                                    6,097,983      6,251,351      6,148,077
     Occupancy expense (Note 9)     1,153,417      1,104,460      1,106,871
     Data processing expense (Note 9) 927,501      1,069,909      1,154,260
     Furniture and equipment expense  633,424        706,584        572,628
     Promotion expense                429,421        467,519        366,318
     Legal and professional services  626,664        507,354        603,782
     Insurance                        181,759        427,928        592,694
     Stationery and supplies          248,923        278,925        252,576
     Telephone and postage            382,624        373,674        344,234
     Other real estate owned (Note 5) 217,147        424,907        160,675
     Other                                           648,063        574,839   659,748
                                   11,546,926     12,187,450     11,961,863
          Income from continuing operations before income taxes
                                    3,336,101      3,703,490      1,752,118

Income tax expense (Note 8)         1,135,052      1,179,000        692,200

          Income from continuing operations
                                    2,201,049      2,524,490      1,059,918
Loss from discontinued operations (Note 17)
                                            -              -        224,432
          Net income (Note 10)     $2,201,049     $2,524,490       $835,486
Earnings per share from continuing operations
                                        $1.13          $1.30          $0.55
Earnings per share                      $1.13          $1.30          $0.43
Weighted average number of shares
                                    1,951,276      1,941,286      1,931,072

See Notes to Consolidated Financial Statements.

 ORANGE NATIONAL BANCORP CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               Years Ended December 31, 1996, 1995 and 1994

                                                                               Unrealized
                                                                   Gain(Loss) on
                                                                      Available-
                                             Common Stock   Retained    For-Sale
                                  Shares    Amount  Earnings          Securities     Total


Balance, December 31, 1993    $1,839,116   $6,848,120     $7,770,163  $(75,089)$14,543,194

Net income                                       -         - 835,486           -   835,486

Cash dividend paid($.05 per share)               -         -(91,956)           -  (91,956)

Net change in unrealized (loss) on available-for- sale securities (Note 3)
                                             -         -         -     (504,522) (504,522)


Balance, December 31, 1994     1,839,116    6,848,120      8,513,693   (579,611)14,782,202

                                     -         -           2,524,490         -   2,524,490

Cash dividend paid($.25 per share)   -         -           (473,943)         -    (473,943)

Stock dividend paid(5% per share) 91,955      643,691      (643,691)       -           -

Exercise of stock options          2,500       18,077         -               -     18,077

Net change in unrealized(loss) on available- for-sale securities (Note 3)
                                       -         -         -            411,071    411,071


Balance, December 31, 1995     1,933,571    7,509,888     9,920,549    (168,540)17,261,897

Net income                            -         -         2,201,049         -    2,201,049

Cash dividend paid ($.37 per share)   -         -          (718,418)         -   (718,418)

Exercise of stock options         19,100   165,617         -       -     165,617

Net change in unrealized (loss) on available- for-sale securities (Note 3)
                                      -         -         -               45,842   45,842


Balance, December 31, 1996    $1,952,671 $7,675,505       $11,403,180$(122,698)$18,955,987

See Notes to Consolidated Financial Statements.

      ORANGE NATIONAL BANCORP CONSOLIDATED STATEMENTS OF CASH FLOWS
              Years Ended December 31, 1996, 1995 and 1994
                                              1996          1995            1994

Cash Flows from Operating Activities
     Net income                         $2,201,049     $2,524,490       $835,486
     Adjustments to reconcile net income to net cash
     provided by operating activities:
          Depreciation and amortization                   537,133        535,474   448,448
          Provision for credit losses                     205,000        320,000   297,907
          Deferred income taxes (benefits)(78,000)      (309,000)        338,000
          (Gain) on sale of loans        (560,372)      (754,766)      (759,837)
          Provision for other real estate owned
                                           160,217        303,561         31,612
          Proceeds from loan sales                      5,984,015      5,428,82219,073,450
          Originations of loans held for sale
                                                      (5,423,643)    (4,674,056)   (18,313,613)
          (Increase) decrease in other assets
                                         (797,795)        263,699      1,627,086
          Increase in other liabilities                   434,870        398,577   137,036
          Net cash provided by operating activities     2,662,474      4,036,801 3,715,575
Cash Flows from Investing Activities
     Net (increase) decrease in interest bearing deposits
     in other financial institutions                            -              -   198,000
     Purchase of securities to be held-to-maturity
                                                 -              -   (11,090,000)
     Proceeds from maturities of securities held-to-maturity
                                         1,541,586      4,400,000      5,090,000
     Purchase of available-for-sale securities
                                                     (38,481,479)   (16,883,874)    (7,829,879)
     Proceeds from sales of available-for-sale securities
                                        36,564,980     14,748,366              -
     Change in loans made to customers, net
                                                      (7,273,917)    (3,261,938)    (1,301,330)
     Net (increase) decrease in federal funds sold
                                                      (8,300,000)      9,715,000   800,000
     Purchase of life insurance                  -    (3,514,896)              -
     Proceeds from sale of other real estate owned
                                         1,396,093        841,043              -
     Purchases of bank premises and equipment
                                         (223,150)      (675,372)      (315,431)
          Net cash provided by (used in)investing activities
                                                     (14,775,887)      5,368,329   (14,448,640)
Cash Flows from Financing Activities
     Net increase (decrease) in deposits                9,372,383    (1,414,483)12,834,554
     Proceeds from exercise of stock options
                                          165,617         18,077         -
     Cash dividends paid                 (718,418)      (473,943)       (91,956)
          Net cash provided by (used in)financing activities
                                         8,819,582    (1,870,349)     12,742,598
          Increase (decrease) in cash and due from banks
                                        (3,293,831)    7,534,781       2,009,533
Cash and Due from Banks
     Beginning                          22,929,660     15,394,879     13,385,346

     Ending                            $19,635,829    $22,929,660    $15,394,879

See Notes to Consolidated Financial Statements.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Note 1. Nature of Banking Activities and Summary of Significant
  Accounting Policies

  Nature of operations: Orange National Bancorp is a bank holding company which provides a full range of banking services to its commercial and consumer customers through six branches located in Orange County, California.

  The Company grants commercial, residential and consumer loans to customers, substantially all of whom are middle-market businesses or residents. The Company's business is concentrated primarily in Orange County, California, and the loan portfolio includes a significant credit exposure to the real estate industry and local economy of this area. As of December 31, 1996, real estate related loans accounted for approximately 55% of total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 75%.

  The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Company's policy requires that collateral be obtained on substantially all loans. Such collateral is primarily first trust deeds on property.

  Use of estimates in the preparation of financial statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Principles of consolidation: The consolidated financial statements include the accounts of Orange National Bancorp and its wholly-owned subsidiary Orange National Bank (Bank). These entities are collectively referred to herein as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash and due from banks and federal funds sold: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks. Cash flows from loans originated by the Company, deposits and federal funds sold are reported net.

  The Company maintains amounts due from banks which exceed federally insured limits. In addition, federal funds sold were placed with two financial institutions. The Company has not experienced any losses in such accounts.

  Held-to-maturity securities: Securities classified as held-to-maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives. The sale of a security within three months of its maturity date or after at least 85% of the principal outstanding has been collected is considered a maturity for purposes of classification and disclosure.

Note 1. Nature of Banking Activities and Summary of Significant Accounting
  Policies             (Continued)

  Available-for-sale securities: Securities classified as available-for-sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available-for-sale are carried at fair value. Unrealized gains or losses, net of the related deferred tax effect, are reported as increases or decreases in stockholders' equity. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

  Transfers: Transfers of debt securities into the held-to-maturity classification from the available-for-sale classification are made at fair value on the date of transfer. The unrealized holding gains or losses on the date of transfer are retained as a separate component of stockholders' equity and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining contractual lives of the securities by the interest method.

  Loans: Loans are stated at the amount of unpaid principal, reduced by unearned fees and allowance for credit losses.

  The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior loan loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Office of the Comptroller of the Currency, as an integral part of their examination process, periodically reviews the Company's allowance for credit losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

  A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for credit losses.

Note 1. Nature of Banking Activities and Summary of Significant
  Accounting Policies            (Continued)

  Interest and fees on loans:   Interest on loans is recognized over the
  terms of the loans and is calculated using the simple-interest method on principal amounts outstanding. The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Generally, interest income is not subsequently recognized until all principal amounts are received.

  Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is generally amortizing these amounts over the contractual life.

  Sale of loans: The Company sells the guaranteed portion of small business administration loans in the secondary market to provide funds for additional lending and to generate servicing income. Under such agreements, the Company continues to service that loans and the buyer receives the principal collected together with interest. Loans held for sale are valued at the lower of cost or market value.

  Gains and losses on sales of loans are calculated on a predetermined formula in compliance with Emerging Issues Task Force Issue No. 88-11 based on the difference between the selling price and the book value of the loans sold. Any inherent risk of loss on loans is transferred to the buyer at the date of sale on the portion of the loan sold. However, the Company maintains the risk on the portion retained.

  The Company has issued various representations and warranties associated with the sale of loans. These representations and warranties may require the Company to repurchase loans for a period of 90 days after the date of sale as defined per the applicable sales agreement. The Company experienced no losses during the years ended December 31, 1996 and 1995 regarding these representations and warranties.

  Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the following estimated useful lives: Buildings and leasehold improvements -- 4 to 28 years; equipment and furnishings -- 5 to 10 years.

  Improvements to leased property are amortized over the lesser of the term of the lease or life of the improvements.

  Other real estate owned: Other real estate owned (OREO) represents properties acquired through foreclosure or other proceedings. OREO is held for sale and is recorded at the lower of the carrying amounts of the related loans or the estimated fair value of the properties less estimated costs of disposal. Any write-down to estimated fair value less cost to sell at the time of transfer to OREO is charged to the allowance for credit losses. Property is evaluated regularly by management and reductions of the carrying amount to estimated fair value less estimated costs to dispose are recorded as necessary. Depreciation is recorded based on the recorded amount of depreciable assets after they have been owned for one year. Depreciation and additions to or reductions from valuation allowances are recorded in income.

Note 1. Nature of Banking Activities and Summary of Significant
  Accounting Policies            (Continued)

  Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.


  Off-balance sheet instruments: In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

  Fair value of financial instruments: Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at either December 31, 1996 or 1995. The estimated fair value amounts for 1996 and 1995 have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

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

  The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

   Cash and short-term instruments: The carrying amounts reported in the consolidated balance sheets for cash and due from banks, interest bearing deposits and federal funds sold approximate their fair values.

   Securities: Fair values for securities are based on quoted market prices when available. For certain mortgage backed securities, the Company utilizes a broker to determine fair value. This broker obtains estimates of fair value from up to three pricing services which estimate fair value through a mapping process to other mortgage pools adjusted for interest rate, maturity, etc. There is no guarantee that the prices obtained for these methods can be realized upon ultimate sale of the security.

Note 1. Nature of Banking Activities and Summary of Significant
     Accounting Policies              (Continued)

   Loans: For variable-rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. At December 31, 1996 and 1995, variable rate loans comprised approximately 80% and 85%, respectively, of the loan portfolio. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Prepayments prior to the repricing date are not expected to be significant. Loans are expected to be held-to-maturity and any unrealized gains or losses are not expected to be realized.

   Off-balance sheet instruments: Fair values for off-balance sheet instruments (guarantees, letters of credit and lending commitments) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

   Deposit liabilities: Fair values disclosed for savings and demand deposits equal their carrying amounts, which approximate the amount payable on demand. The carrying amounts for variable-rate money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits. Early withdrawals of fixed-rate certificates of deposit are not expected to be significant.

   Accrued interest receivable and payable: The fair values of both accrued interest receivable and payable approximate their carrying amounts.

  Earnings per share: Earnings per share of common stock are based on the weighted average number of common shares and common equivalent shares outstanding.

  Financial instruments: The Company has purchased collateralized mortgage obligations (CMO's) which are derivative financial instruments. These financial instruments are held for purposes other than trading.

  Current accounting development:  The Financial Accounting Standards Board
  (FASB) has issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which becomes effective for transactions occurring after December 31, 1996. The Statement does not permit earlier or retroactive application. The Statement distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. A transferred assets of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The Statement also establishes standards on the initial recognition and measurement of servicing assets and other retained interests and servicing liabilities, and their subsequent measurement.

Note 1.      Nature of Banking Activities and Summary of Significant
  Accounting Policies                 (Continued)

  Current accounting development (continued): The Statement requires that debtors reclassify financial assets pledged as collateral and that secured parties recognize those assets and their obligation to return them in certain circumstances in which the secured party has taken control of those assets. In addition, the Statement requires that a liability be derecognized only if the debtor is relieved of its obligation through payment to the creditor or by being legally released from being the primary obligor under the liability either judicially or by the creditor.

  In December 1996, FASB issued Statement No. 127 which amended statement No. 125 by delaying the effective date of Statement No. 125 for one year for certain transactions.

  Management does not believe the application of these Statements to transactions of the Bank that have been typical in the past will materially affect the Bank's financial position and results of operations.

  Note 2.         Restrictions on Cash and Due from Banks

  The Company is required to maintain reserve balances in cash or on deposit with Federal Reserve Banks. The total of those reserve balances was approximately $4,035,000 as of December 31, 1996.

  Note 3.         Securities

  Carrying amounts and fair values of securities being held-to-maturity as of December 31, 1996 and 1995 are summarized as follows:

                               Amortized          Unrealized     Unrealized           Fair
                                    Cost          Gains              Losses           Values
                                                              1996
Mortgage-backed securities        $10,937,560         -              $(92,943)    $10,844,617
Other                                 173,671         -                        -      173,671

                                  $11,111,231        $-              $(92,943)    $11,018,288

                                                               1995
Mortgage-backed securities        $12,479,146         $5,416         $(63,222)    $12,421,340
Other                                 173,671         -                        -      173,671

                                  $12,652,817         $5,416         $(63,222)    $12,595,011

  Securities being held-to-maturity with a carrying amount of $4,004,227 and $4,006,440 at December 31, 1996 and 1995, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

  Carrying amounts and fair values of available-for-sale securities as of December 31, 1996 and 1995 are summarized as follows:

                               Amortized         Unrealized   Unrealized      Fair
                                    Cost              Gains       Losses    Values


                                  1996
U.S. Treasury securities and obligations of other
U.S. Government corporations and agencies
                             $28,991,728            $44,785   $(137,140)    $28,899,373

                                  1995

U.S. Treasury securities and obligations of other
U.S. Government corporations and agencies
                             $24,984,083            $72,382   $(142,243)    $24,914,222
Mortgage-backed securities     2,018,380                  -     (24,304)      1,994,076

                             $27,002,463            $72,382   $(166,547)    $26,908,298

  Available-for-sale securities with a carrying amount of $4,001,643 and $3,991,010 at December 31, 1996 and 1995, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

  The amortized cost and fair value of investment securities as of December 31, 1996 by contractual maturities are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                        Held-to-Maturity                Available-for-Sale
                               Amortized                       Fair    Amortized   Fair
                                    Cost                      Value         Cost   Value
Due in one year or less                           $-          $-  $3,998,702 $4,005,120
Due after one year through five years              -           -  16,997,87616,961,740
Due in six years through ten years                 -           -   7,995,150 7,932,513
Mortgage-backed securities                10,937,56   10,844,617         -         -
Other                                        173,671     173,671         -         -

                                         $11,111,231 $11,018,288  $28,991,728    $28,899,373

  Gross realized (losses) from the sale of $20,998,675 and $14,846,582 available-for-sale securities for the years ended December 31, 1996 and
    1995 was $(23,578) and $(20,075), respectively.

  On March 31, 1994, the Company transferred certain securities from available-for-sale to held-to-maturity. The amortized cost and fair value of the securities at the date of the transfer were $5,971,740 and $5,701,014 respectively. Amortized cost of held-to-maturity securities is presented net of approximately $111,000 of unrealized loss on the securities transferred from available-for-sale.

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

  Note 4. Loans

  The composition of the Company's loan portfolio is as follows:


                                                               1996         1995
Real Estate Loans
     Construction                                        $1,412,112     $243,402
     Commercial                                          64,611,382   61,563,940

                                                         66,023,494   61,807,342
Commercial and industrial loans                          44,765,651   41,686,636
Loans to individuals                                     10,255,452   10,343,229
Other                                                       152,421    1,206,759

                                                        121,197,018  115,043,966
Deduct
Unearned net loan fees and premiums                        (836,560) (807,388)
Allowance for credit losses                                ,369,288)( 1,512,544)

                                                       $118,991,170 $112,724,034
  Note 4. Loans (Continued)

  Impaired loans:

  Information about impaired loans as of and for the years ended December 31, is as follows:


                                                               1996         1995

Loans receivable for which there is a related allowance
for credit losses                                               $904,337  $1,642,374

Loans receivable for which there is no related allowance
for credit losses                                                180,181     217,260

     Total impaired loans                                     $1,084,518  $1,859,634

Related allowance for credit losses                             $267,695    $390,031

Average balance (based on month-end balances)                 $1,472,076  $2,634,317

Interest income recognized                                      $140,000    $284,000

  The Company is not committed to lend additional funds to debtors whose loans have been modified due to impairment.

  As of December 31, 1996 and 1995, the Company had loans totaling approximately $2,464,000 and $3,055,000, respectively, on which income was not currently being accrued due to their delinquent status. Interest income which would have been earned on such nonaccrual loans was approximately $492,000, $205,000 and $169,000 (earnings per share effect of $.15, $.06 and $.05) for the years ended December 31, 1996, 1995 and 1994, respectively. The Company's policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to undertake. Management estimates that certain nonaccrual loans, which are not classified as impaired, will ultimately be collected in full in accordance with the original terms.

  Loans serviced:   The Company services approximately $53,374,000 and
  $56,530,000 of loans for others as of December 31, 1996 and 1995, respectively, which are not included in the accompanying balance sheets.

  Note 5. Allowance for Credit Losses and Reserve for Other Real Estate
  Owned

  Changes in the allowance for credit losses are as follows:

                                                1996         1995      1994
Balance, beginning                        $1,512,544        465,000   $1,524,329

Provision charged to expense                 205,000        320,000      297,907
Recoveries of amounts charged off             38,427        115,342      131,251
Amounts charged off                         (386,683)      (387,798)    (488,487)

Balance, ending                          $1,369,288      $1,512,544   $1,465,000

Note 5. Allowance for Credit Losses and Reserve for Other Real Estate Owned (Continued)

  Changes in the reserve for other real estate owned are as follows:

                                                1996          1995      1994
Balance, beginning                          $300,684       $31,612        $-

Provision charged to other real estate owned expense
                                             160,217       303,561    31,612
Disposal of other real estate owned         (209,160)      (34,489)         -

Balance, ending                             $251,741      $300,684   $31,612

Note 6.   Bank Premises and Equipment

The major classes of bank premises and equipment and the total accumulated depreciation and amortization are as follows:

                                                1996           1995
Land                                      $1,100,000     $1,100,000
Buildings and leasehold improvements       4,472,086      4,384,645
Equipment and furnishings                  3,241,679      3,132,999

                                           8,813,765      8,617,644
Less accumulated depreciation and amortization
                                           3,601,171      3,091,067

                                          $5,212,594     $5,526,577

Note 7.   Deposits and Concentrations

At December 31, 1996, substantially all certificates of deposits mature within one year.

As of December 31, 1996, the Company has deposit concentrations of approximately
 $29,053,000 from five customers.

Note 8    Income Taxes

The cumulative tax effects of the primary temporary differences are shown in the following table:


                                                   1996      1995
Deferred Tax Assets
     Credit loss allowances                     $316,000  $378,000
     Deferred compensation accruals              215,000   165,000
     Interest accruals                            90,000    93,000
     Acquired net operating loss carryforward     85,000    94,000
     Unrealized loss on available-for-sale securities
                                                  88,000   118,000
     Other real estate allowance                 105,000   125,000
     State income taxes                          136,000   133,000

Total deferred tax assets                      1,035,000 1,106,000

Deferred tax liability, premises and equipment   678,000   632,000

Subtotal                                         357,000   474,000

Valuation allowance for deferred tax assets            -   165,000

Net deferred tax assets                         $357,000  $309,000

The Company recorded valuation allowances on deferred tax assets in excess of deferred tax liabilities at December 31, 1995, due to the uncertainty of future taxable income and reversal patterns of temporary differences. Management believes that the net deferred tax assets, as of December 31, 1996, are more likely than not to be realized.

The provision for income taxes charged to operations consists of the following:

                                                1996                        1995      1994
Current tax expense                       $1,213,052                  $1,488,000  $354,200
Deferred tax expense (benefit)              (78,000)                   (309,000)   338,000

                                          $1,135,052                  $1,179,000  $692,200

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income as follows:

                                                1996           1995      1994

Computed "expected" tax expense           $1,168,000       $1,296,000  $613,200
Increase (decrease) in income taxes resulting from:
     State income taxes, net of federal tax benefit
                                             249,000          278,000   105,000
     Change in valuation allowance          (165,000)        (483,000)  (10,000)
     Cash value of life insurance            (85,000)               -         -
     Other                                   (31,948)          88,000   (16,000)

                                          $1,135,052       $1,179,000  $692,200

  Note 9. Commitments and Contingencies

  Contingencies:    In the normal course of business, the Company is
  involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

  Financial instruments with off-balance sheet risk:     The Company is
  party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

  The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

  A summary of the contract amount of the Company's exposure to off-balance sheet risk as of December 31, 1996 and 1995 is as follows:

                                          1996                        1995

Commitments to extend credit         $26,451,000                 $23,739,000
Standby letters of credit              1,907,000                   1,533,000

                                     $28,358,000                 $25,272,000

  Commitments to extend credit:    Commitments to extend credit are agreements
  to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.
  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. If deemed necessary upon extension of credit, the amount of collateral obtained is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

  Standby letters of credit: Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary. At December 31, 1996, substantially all of the standby letters of credit were collateralized.

  Lease commitments: The Company leases certain branch facilities and equipment from nonaffiliates under operating leases expiring at various dates through September 2004. The following is a schedule of future minimum rental payments under these leases: 1997 $465,000; 1998 $367,000; 1999 $303,000; 2000 $257,000 2001 $262,000; thereafter $698,000; total
  $2,352,000. Annual rent expense under these leases and other month-to-month leases for the years ended December 31, 1996, 1995 and 1994, was approximately, $790,000, $ 771,000 and $793,000, respectively.

  Data processing commitment: In March 1995, the Company contracted with a data processing center to provide computer services. The contract expires in March 2001. Should the Company terminate the contract prior to the expiration date, the Company is subject to a penalty in the amount of 25% of the amounts that would have been paid to the center for the remainder of the contract term. The expense under this contract for the year ended December 31, 1996 and the nine months ended December 31, 1995 was approximately $927,000 and $500,000, respectively.

Note 10.  Stock Option Plans

  The Company maintains a compensatory incentive stock option plan in which options to purchase shares of the Company's common stock are granted at the Board of Directors' discretion to certain management and other key personnel. The Plan was originally established for a maximum of 193,106 shares of the Company's common stock. Purchase prices associated with the options range from $5.78 to $9.92 and are based on the fair market value of the Company's stock at the time the option is granted. The options, if not exercised, will expire 5 years from the date they were granted. Other pertinent information relating to the Plan follows:

                                                1996         1995      1994
Under option, beginning of year               62,600       47,500    41,000

Granted                                        5,000       21,000     6,500
Canceled                                           -       (5,500)         -
Effect of 5% stock dividend                        -        2,100         -
Exercised                                   (19,100)       (2,500)         -

Under option, end of year                    48,500        62,600    47,500

Options exercisable, end of year             48,500        62,600    47,500
Available to grant, end of year             123,006       128,006   136,411

Weighted average price under option, end of year
                                              $6.32         $5.89     $6.07
Weighted average price of options granted,
during the year                               $9.92         $6.17     $6.09
Weighted average price of options exercised,
during the year                               $8.67         $7.23        $-
Weighted average price of options canceled,
during the year                                  $-         $6.07        $-

  The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized. The Company has elected not to adopt FASB Statement No. 123, Accounting for Stock-Based Compensation. The Company has not issued any options to nonemployees. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                          1996      1995
Net income                            As reported   $2,201,049  $2,524,490
                                      Pro forma      2,195,029   2,516,337

Earnings per share                    As reported         1.13      1.30
                                        Pro forma         1.12      1.30

  The pro forma compensation cost was recognized for the fair value of the stock options granted, which was estimated using the Black-Scholes model with the following assumptions: Expected volatility ranging from 12% to 20%, dividends as a percentage of stock price is 2.8%, expected average life of four years, and risk-free interest rates, ranging from 5.4% to 7.9%. The weighted average fair value of these stock options granted in 1996 and 1995 was $2.13 and $1.51, respectively.

  Note 11.     Employee Benefit Plans

  Salary deferral 401(k) plan:     The Company has a salary deferral 401(k)
  plan for all employees who have completed one year of service. The Bank contributes matching funds at its option which amounted to $102,000 and $97,000 for 1996 and 1995, respectively.

  Contingency contract: The Company has a contingency contract with the Chief Executive Officer and Chief Financial Officer of the Company which provides for monthly payments of $13,000 for 179 months in the event that the Company experiences a merger, acquisition, or other act wherein they are not retained in similar position with the surviving Company.

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

  Total loans to related parties were $2,906,320 and $2,832,606 at December 31, 1996 and 1995, respectively. The activity in such loans is as follows:

                                                          1996        1995
Balance, beginning                                  $2,832,606  $2,829,182

New loans                                            2,976,810   4,356,000
Repayments                                          (2,903,096) (4,352,576)

Balance, ending                                     $2,906,320  $2,832,606

  None of these loans are past due, nonaccrual, or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 1996 and 1995.

Note 13.  Regulatory Capital Requirements

  The subsidiary Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve qualitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

  As of June 30, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that management believes have changed the institution's category.

  The Bank's actual capital amounts and ratios are presented in the following table (in thousands of dollars):

                                                                             To Be Well


                                                           For Capital               Prompt Corrective
                                    Actual                     Adequacy Purposes     Action Provisions
                          Amount               Amount                          Amount
                         (000's)     Ratio     (000's)           Ratio        (000's)     Ratio
As of December 31, 1996:
Total Capital (to Risk
Weighted Assets)         $19,937        13.3%  >  $11,993            8.0%  >  $14,991     10.0%
Tier I Capital (to Risk
Weighted Assets)         $18,568        12.4%  >   $5,996            4.0%  >   $8,995      6.0%
Tier I Capital (to
Average Assets)          $18,568         8.3%  >   $8,907            4.0%  >  $11,134      5.0%

As of December 31, 1995:

Total Capital (to Risk
Weighted Assets)         $18,388        12.8%  >  $11,491            8.0%  >  $14,364     10.0%
Tier I Capital (to Risk
Weighted Assets)         $16,876        11.7%  >   $5,746            4.0%  >   $8,618      6.0%
Tier I Capital (to
Average Assets)          $16,876         8.2%  >   $8,277            4.0%  >  $10,346      5.0%

  The Company's capital amounts and ratios are substantially the same as the amounts presented above.

Note 14.     Statement of Cash Flows

                                                    1996      1995      1994


Supplemental Disclosures of Cash Flow Information
      Cash payments (receipts) for:
          Interest                           $3,572,919  $3,035,412   $2,526,592

          Income taxes                       $1,100,000  $2,005,247   $(630,034)

Disposition of Other Real Estate Owned, financed
      by loans from the Company                $100,000    $272,776         $-

Note 15.  Fair Values of Financial Instruments

The fair values of the Company's financial instruments are as follows:

<CAPTION
                                          1996                     1995
                                  Carrying                 Carrying
                                    Amount   Fair Value      Amount   Fair Value
Financial Assets
  Cash and short-term investments
                               $19,635,829  $19,635,829 $22,929,660  $22,929,660
  Securities                    40,010,604   39,917,661  39,561,115   39,503,309
  Loans, net                   118,991,170  119,051,170 112,724,034  114,468,551
  Accrued interest receivable    1,352,331    1,352,331   1,167,707    1,167,707
  Federal funds sold            26,800,000   26,800,000  18,500,000   18,500,000

Financial Liabilities, deposits198,363,753  198,381,562 188,991,370  188,999,119

  Fair value of commitments: The estimated fair value of fee income on letters of credit at December 31, 1995 and 1994, is insignificant.

  Interest rate risk:

  The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair value of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 16.  Parent Company Only Condensed Statements

                        CONDENSED BALANCE SHEETS
                                (in 000's)
                                                               1996         1995

ASSETS
      Cash                                                     $333         $207
      Investment in subsidiary                               18,445       16,877
      Other assets                                              178          178

                                                            $18,956      $17,262

Stockholders' equity                                        $18,956      $17,262

                     Condensed Statements of Income

                               (in 000's)
                                                   1996        1995         1994
Operating income, dividends from subsidiary                    $718         $474      $224

Expenses, professional fees                        (40)        (16)            -

      Income before equity in subsidiary
          undistributed income                      678         458          224

Equity in undistributed income of subsidiary                  1,523        2,066       611

      Net income                                 $2,201      $2,524         $835

                   CONDENSED STATEMENTS OF CASH FLOWS
                               (in 000's)


                                                   1996        1995         1994
Cash Flows from Operating Activities
  Net income                                     $2,201      $2,524         $835
      Adjustments to reconcile net income to net cash
      provided by operating activities:
      Equity in undistributed income of subsidiary
                                                 (1,523)      (2,066)     (611)
      Decrease in other assets                        -           -          149

          Net cash provided by operating activities
                                                    678          458       373

Cash Flows from Investing Activities,
  capital contributed to subsidiary                   -           -        (120)

Cash Flows from Financing Activities
  Exercise of stock options                         166          18            -
  Dividends paid                                   (718)       (474)         (92)

          Net cash (used in) financing activities  (552)        (456)      (92)

          Increase in cash and due from banks       126           2          161

Cash and Due from Banks
                                                    207          205        44

  Ending                                           $333        $207         $205

Note 17.  Discontinued Operations

The Company and its subsidiary operate primarily in the banking industry. Operations in the banking industry involve a variety of banking and financial services. In 1993, the Company began a mortgage banking division which consisted of origination of mortgage loans, sale of mortgage loans in the secondary market and servicing of mortgage loans. During 1994, the Company ceased its mortgage banking operations. There was no gain or loss on the disposal of the segment. Segment information for the year ended
December 31, 1994 is presented on the following table:

                                                     Mortgage
                                           Banking     Banking Consolidated
                                                (Dollar amounts in thousands)

1994:
Unaffiliated revenue                            $16,544        $512      $17,056

Income (loss) before income taxes                $1,752      $(372)       $1,380

Identifiable assets                            $206,510          $-     $206,510

Income tax (credits) allocated to the loss on discontinued operations was $(148,000).